Trella Technologies LLC



ANNUAL REPORT

173 Clay Pond Rd.

Bourne, MA 02532

(508) 296-5586

www.trella.io

This Annual Report is dated April 23, 2021.

BUSINESS

Trella Technologies, LLC was formed on November 3, 2016, in the state of Massachusetts. The financial statements of Trella Technologies, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cape Cod, Massachusetts.

Trella Technologies provides technical, innovative solutions to make indoor and urban farming a sustainable, long lasting industry. The new concept of growing plants horizontally was invented which was opposite to the existing methods that were mostly manual, labor-intensive, and inefficient. The two prototyped, built (and built again) what would become Trella Technologies' unique plant-training solution, the Trella Gro LST.

The TrellaGro LST is an automated low-stress training solution to grow tall plants in small spaces. TrellaGro LST has multiple applications. Our system helps indoor cultivators (including residential and commercial growers) grow taller/fruit-bearing crops in spaces that were previously problematic due to height constraints: spaces with low ceilings, or vertical/stacked arrangements like those found in urban farms, freight containers, basements, grow tents and closets.

Previous Offerings

Between 2019 and 2020 we raised $143,136 of funds via convertible promissory notes. These notes convert to Class B Units when the company raises $4,070,000 in a qualified equity financing, if such financing takes place prior to the notes' maturity date of March 1, 2021. These notes convert to Class B units at a valuation cap of $30,000,000.00 discounted by 20%. Such financing did not take place as of Dec. 31, 2020. The rights, duties, powers and obligations of our Class Units are described more fully in our initial Offering statement on file with the SEC and our Regulation CF Portal.

As of the writing of this annual report, the maturity date of March 1, 2021 has occurred. On February 24, 2021 the company changed its entity from an LLC to a benefits corporation in the state of Massachusetts. The associated shareholders' agreement is currently under development by our legal team.

Type of security sold: Class A Units
Final amount sold: $76,000.00
Use of proceeds: Start-up expenses for 2017 and 2018.
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2020 Revenue

Revenue:
Revenue for the fiscal year of 2020 consists of pre-order deposits which occurred during Q3 and Q4 of 2020. The revenue is below our fiscal projections for year 2020.

In late 2019, we delayed our go-to-market strategy to prioritize the commercial grow market. This pivot included the launch of our Elite R&D membership program and a partnership with a contract manufacturer who would be able to assist with a higher demand anticipated from B2B commercial sales. This pivot also required additional capital to cover the up-front costs of manufacturing .

In Q1 of 2020, due to the COVID-19 pandemic, we lost a few opportunities including the chance to pitch to investors at SXSW 2020 and a potential partnership with an educational institution for R&D. Our plans for contract manufacturing were also interrupted, and we, therefore, decided to modify our approach to manufacturing in order to move forward and reduce costs.

In late Q2 of 2020, we decided to build and manufacture in-house to satisfy our obligations to the first set of Elite R&D members. This required modification of our design, in order to reduce the up-front engineering costs associated with injection-molding, and reduce the need for equipment associated with sheet metal fabrication and heavy machining.

We spent most of Q3 creating a new design which relies on light manufacturing and 3D printing, which significantly reduced up-front engineering costs (and can be easily replicated to scale). We were then able to start manufacturing of our first set of units in Q4 2020.

At the same time we also completed the following in an effort to increase revenue from sales:
- Hired a social media strategist to improve website traffic
- Utilized Google and Facebook Ads for lead generation
- Completed virtual "Focus Group" discussions with participants from our target market
- Updated our website, graphics, and other branding elements accordingly.
- Updated our website's shop to accept pre-orders and made an investment in software for inbound marketing, sales and servicing to track lead generation, conversion and overall sales and marketing performance.

We also received feedback regarding our pricing. Due to the reduction in up-front costs, we passed on a portion of that savings to our customers and reduced our retail pricing. For example, for our Model 6 we reduced pricing from $5,540 to $4,600 and also offered a pay-over-time option to reduce the barrier to entry.

By late Q3 and Q4 2020, we started to receive revenue from deposits for pre-orders.

Moving into 2021, we continue to maintain a heavy focus on lead generation and sales. To further assist, we brought on two new experienced team members to assist with digital marketing/SEO and sales in order to improve our KPI results.

See historical results and cash flow for more.

Cost of sales:
Cost of sales includes parts, materials, and tooling required for the new light manufacturing. In addition, to the balance shown under COGS, we also purchased 3D printing equipment. This line item can be seen as a current liability (Affirm loan).

Gross margins:
For 2020, gross margin is -$4,372 based on pre-order deposits. This does not include outstanding payments of $26,255 which are due Q1 and Q2 of 2021. This also does not include COGS which will be accrued in 2021 to fulfill the pre-orders received in 2020.

Based on our current COGS for 2021, a projected gross profit margin of 47% and a gross operating margin of 15% are anticipated.

Expenses:
The Company's expenses consist of sub-contractor fees for product re-design and engineering, as well as advertising, social media, and marketing fees to improve lead generation and conversions. Additionally, we continued to invest in our intellectual property which is included in our fees for professional services. In July 2020, the board members agreed to a small salary for the CEO position. A total salary of $9,197 was received for 2020. This is the first salary received by the either founder since the company started in Nov. 2016.

Historical results and cash flows:
Historical results and cash flows are not representative of what investors should expect in the future as they are pre-revenue for the majority of the year. Based on our business plan and projections we anticipate an increase in revenue generation from product related sales in 2021. As of April 2021, we have enough cash-on-hand for more than 6-months and we also have over $130k in received payments and outstanding invoice balances. This includes a pending contract and partnership with a federally recognized tribe in the United States.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $2,438.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Current liabilities include the below:
- Affirm Loan balance of $1,210 for 3D printing equipment
- Company Credit card balance of $2,813 for miscellaneous expenses and travel.

Non-current liabilities consist of the convertible promissory note with a total of $202,115 as of 12/31/2020.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Aja N. Atwood

Aja N. Atwood's current primary role is CEO of Trella Technologies. Aja N. Atwood currently services more than 50 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Co-founder
Dates of Service: November 11, 2016 - Present
Responsibilities: Company mission, project management/goal setting, accounting, operations, marketing, public relations, patent management, product scope, cultivation and grow trial management.

Other business experience in the past three years:

Company: Limitless Grow, LLC
Title: President
Dates of Service: September 2020 - Present
Responsibilities: a consulting firm dedicated to helping small and medium-scale farmers create sustainable and profitable cultivation operations.

Other business experience in the past three years:

Employer: AIG
Title: Regional Field Engineering Manager
Dates of Service: January 01, 2014 - December 04, 2016
Responsibilities: Leading a regional team of field engineers and supervisors throughout the US Northeast region with a focus on training, development and career growth.

Other business experience in the past three years:

Employer: Liberty Mutual
Title: Global Nat Cat Practice Leader
Dates of Service: January 01, 2017 - April 2019
Responsibilities: Subject matter expert for natural catastrophe risk engineering for commercial properties and businesses.

Name: Andres Chamorro III
Andres Chamorro III's current primary role is with Medical Device Company. Andres Chamorro III currently serves in an advisory role with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Engineering & Co-founder
Dates of Service: November 03, 2016 - Present
Responsibilities: To advise on topics related to hardware engineering, patent guidance, IT, custom prototyping, hardware fabrication and creative brainstorming.

Other business experience in the past three years:

Employer: Medical Device Company
Title: Product Development Consultant
Dates of Service: December 01, 2014 - Present
Responsibilities: Mainly focused on DFM, vendor selection and support, and design transfer to contract manufacturer.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units
Member Name: Aja Nicole Atwood
Amount and nature of Beneficial ownership: 730,000
Percent of class: 73.0

Title of class: Class A Units
Member Name: Andres Chamorro III
Amount and nature of Beneficial ownership: 270,000
Percent of class: 27.0

Title of class: Class B Units
Joshua Madden: 5,250
Andrew Keener: 7,250

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

As of Dec 31, 2020, our business is organized in the form of a limited liability and so we refer to the units representing beneficial ownership interests in the company as Membership Units. Our authorized Membership Units consist of 2,000,000 Membership Units. 1,000,000 of which is our Class A units, par value $0.0000, and 1,000,000 of which is our Class B units, par value $0.0000. As of December 31, 2020, all of our Class A Membership units are issued and outstanding, and in 2019 12,500 of our Class B Membership units are issued and reserved. An additional 5,275 Class B Membership units were promised in 2020 and are currently vesting, but they have not been issued as of 12/31/2020.

Our Class A Membership Units are entitled to participate in votes and receive dividends, a liquidation preference, redemption upon sale of the company, and all other rights, duties, powers, and obligations of our Class A Membership Units as set forth in our initial filings with the Commission. Our Class B Membership Units are entitled to receive dividends and are entitled to redemption upon sale of the company, a liquidation preference that is subordinate to the liquidation preferences of our Class A Membership Units, and all other rights, duties, powers, and obligations of our Class B Membership Units as set forth in our intial filings with the Commission.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Trella Technologies LLC

By /s/ *Aja N Atwood*

      Name: <u>Aja N Atwood</u>

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

I, Aja N. Atwood, the Chief Executive Officer of Trella Technologies, LLC, hereby certify that the financial statements of Trella Technologies LLC and notes thereto for the periods ending 2020 and 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2019 the amounts reported on our amended tax returns were total income of - $8,002; taxable income of -$91,594 and total tax of $_____NA____.

Trella Technologies has not yet filed its federal tax return for 2020.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 9th day of April in the year 2021. (Date of Execution).

Aja Atwood
_____ Signature

Aja Atwood, CEO/Cofounder
_____Name, Title

2021-04-09
_____Date

Trella Technologies LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2019 and 2020

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TRELLA TECHNOLOGIES, LLC
Index to Financial Statements
(unaudited)

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TRELLA TECHNOLOGIES, LLC
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

	31 Dec 2020	31 Dec 2019
Assets		
Cash and Cash Equivalents		
Total Cash and Cash Equivalents	**$2,437.88**	**$4,490.80**
Current Assets		
Prepaid Loan Costs	$5,168.87	$5,168.87
Total Current Assets	**$5,168.87**	**$5,168.87**
Property, Plant and Equipment		
3D Printers	$3,499.00	$0.00
Computer & Office Equipment	$2,769.74	$2,769.74
Growing Equipment	$1,338.00	$1,338.00
Less-Accumulated Depreciation: Computer & Office Equipment	-$3,951.00	-$3,951.00
Total Property, Plant and Equipment	**$3,655.74**	**$156.74**
Total Assets	**$11,262.49**	**$9,816.41**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Total Current Liabilities	**$4,023.64**	**$0.00**
Non-Current Liabilities		
Start Engine - Convertible Note	$202,115.80	$58,979.98
Total Non-Current Liabilities	**$202,115.80**	**$58,979.98**
Total Liabilities	**$206,139.44**	**$58,979.98**
Equity		
Current Year Earnings	-$146,163.38	-$82,029.42
Owner's Capital: Owner's Investment	$450.00	$0.00
Partner Capital - Aja	$39,061.25	$39,061.25
Partner Capital - Andres	-$6,195.40	-$6,195.40
Retained Earnings	-$82,029.42	$0.00
Total Equity	**-$194,876.95**	**-$49,163.57**
Total Liabilities and Equity	**$11,262.49**	**$9,816.41**

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TRELLA TECHNOLOGIES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(unaudited)

	31 Dec 20	31 Dec 19
Revenue		
Product Sales	1,873.30	0.00
Total Revenue	**1,873.30**	**0.00**
Less Cost of Sales		
Cost of Goods Sold	6,230.31	1,998.11
Merchant Fees	14.80	0.00
Total Cost of Sales	**6,245.11**	**1,998.11**
Gross Profit	**(4,371.81)**	**(1,998.11)**
Operating Income / (Loss)	**(4,371.81)**	**(1,998.11)**
Other Income and Expense		
Advertising	(19,994.52)	(24,290.06)
Amortization Expense	0.00	(3,692.10)
Automobile Expense	(106.51)	0.00
Bank Service Charges	(1,251.58)	(116.25)
Charity	(100.00)	0.00
Depreciation	0.00	(104.00)
Dues, Subscriptions & Memberships	(731.11)	(453.75)
Graphic Design/Printing	(2,767.50)	0.00
Interest Expense	(202.77)	0.00
Legal Fees	(9,456.26)	(8,465.00)
Meals & Entertainment	(320.85)	(870.65)
Office Expense	(3,538.00)	(950.09)
Other Income	(0.25)	10,000.24
Payroll Tax Expense	(1,716.42)	0.00
Professional Development-Continuing Education	(125.00)	0.00
Professional Fees	(10,565.00)	(6,260.00)
Shipping & Delivery	(315.81)	0.00
Social Media Expense	(1,786.86)	0.00
Software Expense	(7,118.15)	(4,023.84)
Stripe Fees	(14.67)	0.00
Subcontractors	(62,280.44)	(35,778.69)
Supplies	(776.06)	0.00
Taxes & License	(2,080.36)	(659.00)
Tools & Equipment Expense	(3,134.67)	(471.89)
Trade Show/Exhibit Space Expense	(270.00)	(3,028.16)
Travel	(2,035.61)	(868.07)
Wages & Salaries	(9,196.92)	0.00
Web Design & Hosting Expense	(1,906.25)	0.00
Total Other Income and Expense	**(141,791.57)**	**(80,031.31)**
Net Income / (Loss) before Tax	**(146,163.38)**	**(82,029.42)**
Net Income	**(146,163.38)**	**(82,029.42)**
Total Comprehensive Income	**(146,163.38)**	**(82,029.42)**

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TRELLA TECHNOLOGIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020
(unaudited)

Statement of Cash Flows

Trella Technologies LLC
For the year ended December 31, 2020

	2020	2019
Operating Activities		
Receipts from customers	1,873.30	-
Payments to suppliers and employees	(148,036.43)	(92,029.66)
Cash receipts from other operating activities	(0.25)	10,000.24
Net Cash Flows from Operating Activities	**(146,163.38)**	**(82,029.42)**
Investing Activities		
Proceeds from sale of property, plant and equipment	-	104.00
Payment for property, plant and equipment	(3,499.00)	-
Other cash items from investing activities	-	(5,168.87)
Net Cash Flows from Investing Activities	**(3,499.00)**	**(5,064.87)**
Financing Activities		
Other cash items from financing activities	147,609.46	75,647.02
Net Cash Flows from Financing Activities	**147,609.46**	**75,647.02**
Net Cash Flows	**(2,052.92)**	**(11,447.27)**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	4,490.80	15,938.07
Net cash flows	(2,052.92)	(11,447.27)
Cash and cash equivalents at end of period	2,437.88	4,490.80
Net change in cash for period	**(2,052.92)**	**(11,447.27)**

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NOTE 1 – NATURE OF OPERATIONS

Trella Technologies, LLC was formed on November 3, 2016 in the state of Massachusetts. The financial statements of Trella Technologies, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cape Cod, Massachusetts.

Trella Technologies provides technical, innovative solutions to make indoor and urban farming a sustainable, long lasting industry. The new concept of growing plants horizontally was invented which was opposite to the existing methods that were mostly manual, labor-intensive, and inefficient. The two prototyped, built (and built again) what would become Trella Technologies' unique plant-training solution, the Trella Gro LST.

The TrellaGro LST is an automated low-stress training solution to grow tall plants in small spaces. TrellaGro LST has multiple applications. Our system helps indoor cultivators (including residential and commercial growers) grow taller/fruit-bearing crops in spaces that were previously problematic due to height constraints: spaces with low ceilings, or vertical/stacked arrangements like those found in urban farms, freight containers, basements, grow tents and closets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2020. The respective carrying value of certain on-

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balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment
Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category: Equipment
Useful Life: 3-5 years

Impairment of Long-lived Assets
Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed tax returns from inception through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition
The Company has recognized revenues from the pre-order deposits for the sale of TrellaGro LST. The billable amount outstanding on the pre-orders received in 2020 is $26,255. For additional information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operation" section located within this annual report (Form C-AR).

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America

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which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Current Liabilities include the below:

Liabilities	31-Dec-20
Current Liabilities	
Affirm Loan	$1,210.41
Credit Card	$2,813.23
Total Current Liabilities	**$4,023.64**
Non-Current Liabilities	
Start Engine - Convertible Note	$202,115.80
Total Non-Current Liabilities	**$202,115.80**

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 5 – MEMBERS' EQUITY

LLC Units for 2020
The Company allocates Class A (Voting) and Class B (Non-Voting) Units. Aja N. Atwood holds 730,000 Class A Units, Andres "Dre" Chamorro III holds 270,000 Class A Units. Units assigned to Aja N. Atwood and Andres Chamorro III are fully vested. There are 1,000,000 Class B Units available of which 12,500 have been allocated to sub-contractors for work completed.

NOTE 6 – RELATED PARTY TRANSACTIONS

The are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through March 31, 2020. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

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Signature Certificate

Document Ref.: WTBGQ-2Y95F-YGWB6-PWWUF

Document signed by:



Aja Atwood

E-mail:
aja@trella.io

Signed via link

| IP: 173.237.207.63 | Date: 09 Apr 2021 22:02:04 UTC |

Aja Atwood

Document completed by all parties on:

09 Apr 2021 22:02:04 UTC

Page 1 of 1





CERTIFICATION

I, Aja N Atwood, Principal Executive Officer of Trella Technologies LLC, hereby certify that the financial statements of Trella Technologies LLC included in this Report are true and complete in all material respects.

Aja N Atwood

Principal Executive Officer